Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Expands its Intellectual Property Portfolio with
New U.S. Patent Covering Triple Combination Use of
COM902 (reduced Fc anti-TIGIT) with anti-PD-1 and
anti-PVRIG Antibodies

•
Broad method of use patent protection for COM902, a potential best-in-class reduced Fc, clinical stage, anti-TIGIT antibody, in triple combination with any anti-PD-1 antibody and any anti-PVRIG antibody for the treatment of cancer

•	Further strengthens Compugen’s IP portfolio across DNAM-1 axis checkpoint inhibitors

HOLON, ISRAEL, November 27, 2024  - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, today announced that the United States Patent and Trademark Office (USPTO) has granted the Company a new patent covering method of use for COM902, the Company’s potential best-in-class reduced Fc, clinical stage antibody targeting TIGIT, and additional TIGIT backup antibodies in triple combination with any anti-PD-1 antibody and any anti-PVRIG antibody for the treatment of cancer.

U.S. Patent No. 12152084 titled “Triple combination antibody therapies” augments patents previously issued to Compugen by expanding and protecting the use of COM902 and backup antibodies for treating cancer patients, to include the triplet combination of COM902 with any anti-PD-1 antibody and any anti-PVRIG antibody.

“Protecting COM902 in combination with any anti-PVRIG antibody and any anti-PD-1 antibody is an important part of our strategy to bring innovative treatments to patients and value to our shareholders,” said Anat Cohen-Dayag, Ph.D., President, and Chief Executive Officer of Compugen. “Recent developments in the TIGIT landscape point to the potential advantage of anti-TIGITs without an active Fc binder such as COM902. Our data also suggest that blocking TIGIT may be insufficient to provide optimal anti-tumor activity in certain tumor types, including those non-responsive to PD-1 inhibition, and blocking PD-1 and PVRIG in parallel may be needed to provide optimal benefit. In our next study we plan to evaluate our potential first-in-class, anti-PVRIG antibody, COM701, in an adaptive platform trial designed to first establish its monotherapy benefit and as a potential backbone for future drug combinations, including with COM902, anti-PD-1 and others.”

U.S. Patent No. 12152084 is expected to expire no earlier than August 2037 in the United States.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery platform (UnigenTM) to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has two proprietary product candidates in Phase 1 development: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class reduced Fc antibody targeting TIGIT for the treatment of solid tumors. Rilvegostomig, a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical stage anti-TIGIT antibody, COM902, is in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, of which the most advanced program, COM503, a potential first-in-class, high affinity anti-IL-18 binding protein antibody, which has been granted IND clearance from the FDA, is licensed to Gilead. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statement regarding the potential advantage of anti-TIGITs without an active Fc binder, such as COM902; statements indicating that blocking TIGIT may be insufficient to provide optimal anti-tumor activity in certain tumor types, including those non-responsive to PD-1 inhibition; statements to the effect that blocking PD-1 and PVRIG in parallel may be needed to provide optimal benefit; and statements regarding our next study. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen may not be able to advance its internal clinical stage programs through clinical development or manufacturing or successfully partner or commercialize them, or obtain marketing approval, either alone or with a collaborator, or may experience significant delays in doing so; clinical development involves a lengthy and expensive process, with an uncertain outcome and Compugen may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete its trials on the timelines it expects; Compugen has limited experience in the development of therapeutic product candidates, and it may be unable to implement its business strategy; the general market, political and economic conditions in the countries in which Compugen operates, including Israel; and the effect of the evolving nature of the recent war in in Israel. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
VP, Head of Investor Relations, and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071